SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-31811

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Woori Financial Group Inc.

(Translation of registrant’s name into English)

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51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2020

The preliminary financial performance figures for Woori Financial Group for the three-month period ended on March 31, 2020, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2020	4Q 2019	% Change Increase (Decrease)	1Q 2019	% Change Increase (Decrease)
Revenue*	Specified Quarter	11,223,461	3,314,664	238.60	5,816,322	92.96
	Cumulative Basis	11,223,461	22,734,263	—	5,816,322	92.96
Operating Income	Specified Quarter	773,338	430,273	79.73	833,999	-7.27
	Cumulative Basis	773,338	2,799,976	—	833,999	-7.27
Income before	Specified Quarter	752,613	324,697	131.79	825,810	-8.86
Income Tax Expense	Cumulative Basis	752,613	2,723,049	—	825,810	-8.86
Net Income	Specified Quarter	557,771	231,525	140.91	614,529	-9.24
	Cumulative Basis	557,771	2,037,596	—	614,529	-9.24
Profit to the Equity Holders of	Specified Quarter	518,216	206,510	150.94	568,689	-8.88
the Parent Entity	Cumulative Basis	518,216	1,872,207	—	568,689	-8.88

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2020

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the three-month period ended on March 31, 2020, on a consolidated basis, are as follows. (Units: millions of KRW, %)

Item		1Q 2020	4Q 2019	% Change Increase (Decrease)	1Q 2019	% Change Increase (Decrease)
Revenue*	Specified Quarter	10,775,411	2,959,832	264.05	5,809,666	85.47
	Cumulative Basis	10,775,411	21,290,018	—	5,809,666	85.47
Operating Income	Specified Quarter	698,637	399,369	74.94	849,749	-17.78
	Cumulative Basis	698,637	2,591,617	—	849,749	-17.78
Income before	Specified Quarter	680,855	298,521	128.08	789,946	-13.81
Income Tax Expense	Cumulative Basis	680,855	2,643,760	—	789,946	-13.81
Net Income	Specified Quarter	505,656	214,851	135.35	578,159	-12.54
	Cumulative Basis	505,656	1,527,065	—	578,159	-12.54
Profit to the Equity Holders of	Specified Quarter	503,570	213,084	136.32	570,761	-11.77
the Parent Entity	Cumulative Basis	503,570	1,505,547	—	570,761	-11.77

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 27, 2020	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President